Exhibit (a)(18)

FOR IMMEDIATE RELEASE:  December 16, 1996

INVESTOR CONTACT:    U.S. SURGICAL HOME PAGE    MEDIA CONTACT:
Marianne Scipione    http://www.ussurg.com      Steve Rose
Vice President                                  Director
Corporate Communications                        Media Relations
203-845-1404                                    203-845-1732
marianne.scipione@QMGATE.USSURG.COM             steve.rose@QMGATE.USSURG.COM

                  UNITED STATES SURGICAL CORPORATION EXTENDS
                        TENDER OFFER TO ACQUIRE CIRCON;
                    REDUCES PRICE TO $17 PER SHARE IN CASH

         NORWALK, Conn. -- United States Surgical Corporation (NYSE:USS) announced today that it is extending through 6:00 p.m., New York City time, February 13, 1997, its cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON) at a reduced price of $17 per share. On August 2, 1996, USS commenced an offer to Circon shareholders of $18 per share, representing a premium of 83% over the average closing price of Circon's common stock during the previous ten trading days.

         Leon C. Hirsch, chairman and CEO of USS, said, "With the passage of time, not only has Circon's management been unable to achieve better operating results, but Circon's performance continues to be below even historical levels. After adjusting for non recurring items, Circon's third quarter 1996 performance was well below that of third quarter 1995, based on its SEC filings, with revenues down 8.9%, gross profit down 9.1% and operating income down 53.4%. This performance demonstrates that Circon's management has been unable to deliver to their shareholders the turnaround it has been promising. Moreover, management has strapped its shareholders with an even greater burden through the heavy expenditure of $3.2 million for a defense-related charge."

         USS believes Circon's management would need to achieve extraordinary operating improvements in order for Circon's stock trading price to equal USS' offer; that seems highly unlikely given Circon's historical record. Assuming an industry average price/earnings ratio of 16 times, Circon management would need to deliver earnings per share (EPS) of $1.22 one year from now in order to equal the present value of today's $17 offer. To do this, Circon would need to improve operating margins to over 20% (vs. 6.1% today) at current sales levels, or increase sales to $500 million (an increase of 225% over the latest twelve months) at today's margins. Alternatively, if Circon improved both its sales and margins, Circon would, for example, still need to increase revenues by over 50% and more than double margins to over 13% to achieve EPS of $1.22 or achieve a combination of what USS believes are other equally improbable improvements.

         Shareholders rallied behind USS' $18 per share offer by tendering 80% of the shares of Circon's common stock not owned by Circon's management and Board, based on their 1996 June 10-Q and proxy statement. In response to the offer, Circon management decided it was paramount to protect its own interests and installed anti-takeover provisions, including a poison pill and potentially costly golden parachutes, and stated that USS' $18 per share offer did not reflect Circon's long term value and that management needed additional time to implement its operating plan.

         Mr. Hirsch stated further, "We still firmly believe this merger is in the best interest of both companies and their respective shareholders; however, recent results suggest that Circon's management has been unable to deliver to its shareholders improved financial performance. USS can no longer justify to its shareholders -- absent the ability to review and discuss with Circon's management its operating plan -- an offer of $18 per share and, therefore, is compelled to reduce its offer to $17 per share, a price which represents a 73% premium over Circon's average trading price for the ten trading days preceding our original offer. At $17 per share, Circon has a price/earnings ratio of over 100 times trailing twelve months' earnings. USS' tender offer is the major reason for this huge multiple. USS continues to be interested in meeting with Circon's management to give them an opportunity to demonstrate any additional value which should be considered in our offer."

         Within the past ten days, USS again offered to meet with Circon's management to discuss in detail proposals for the merger and USS' valuation of Circon. They refused such a meeting, stating that Circon was not for sale.

         As of 6:00 p.m. New York City time on December 13, 1996, 7,726,701 shares of Circon's outstanding common stock had been tendered to USS under the terms of the offer. The 7,726,701 shares tendered, plus the 1,000,100 shares previously purchased by USS, represent 79% of the shares of Circon's common stock not owned by Circon's management and Board, based on their 1996 September 10-Q and June proxy.

         United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.